Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2006

Mr. Kent Thiry
Chief Executive Officer and
Chairman of the Board
DaVita, Inc.
601 Hawaii Street
El Segundo, CA 90245

Re: DaVita, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 3, 2005
Form 8-K/A filed December 1, 2005
File No. 001-14106

Dear Mr. Thiry:

        We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief